April 11, 2024

Texas Roadhouse, Inc. (TXRH)

Proposal #7 “Advisory Vote On A Shareholder Proposal Regarding The Issuance Of A Climate Report And To Set Reduction Targets By The Company”

Annual Meeting May 16th, 2024

Proponents: Boston Trust Walden & New York State Common Retirement Fund

Contact: Jared Fernandez (jfernandez@bostontrustwalden.com)

SUMMARY

As long-term investors in Texas Roadhouse, Inc. (“Texas Roadhouse” or “the Company”), we are concerned that the Company’s climate risk management strategy falls short of investor expectations to mitigate financial risk associated with rising temperatures, increased drought, and changing precipitation patterns, among other issues. Without a clear plan to reduce greenhouse gas (GHG) emissions in alignment with the goals of the Paris Agreement, investors lack the necessary context to ensure that Texas Roadhouse is adequately managing the impacts of climate risk to the Company and its shareholders.

Resolved: Shareholders request Texas Roadhouse issue a report, at reasonable cost and omitting proprietary information, describing if and how it plans to reduce its total GHG emissions and align its business with the Paris Agreement’s goal of limiting global temperature increases to 1.5oC.

Supporting Statement: Shareholders recommend the report disclose, at board and management discretion:

●	Paris-aligned short-, medium-, and long-term emissions reduction targets for the Company’s full GHG footprint, taking into consideration approaches used by advisory groups like the Science-Based Targets Initiative; and
●	a transition plan detailing how the Company intends to achieve such targets, including strategies for mitigating physical and transition climate risks, taking into consideration criteria used by advisory groups such as the Task Force on Climate-related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition.

Rationale for a “FOR” Vote:

1)	Climate change poses direct physical, operational, and supply chain risks to Texas Roadhouse.

2)	The evolving regulatory landscape underscores the importance of a Paris-aligned transition plan to address value chain emissions.

3)	Texas Roadhouse has not adequately responded to significant support (40.4% of votes cast) for a similar proposal at its 2023 Annual General Meeting.

4)	The Company’s opposition statement reveals an approach out of step with peers and investor expectations.

Discussion

1)	Climate change poses direct physical, operational, and supply chain risks to Texas Roadhouse.

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets.1 Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change pose material financial risks to businesses along the agricultural supply chain in the form of reduced agricultural and livestock productivity.2,3

[1]	https://www.cftc.gov/PressRoom/SpeechesTestimony/romerostatement071923b
[2]	https://climate.nasa.gov/effects/

[3]	https://www.ucsusa.org/resources/climate-change-and-agriculture

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The changing climate is already affecting agricultural yields in the United States, which can impact prices and availability of key commodities for the food sector.4 Severe drought conditions in the United States, coupled with higher feed costs, have contributed to the lowest US cattle inventory in more than 70 years.5 This has in turn contributed to a 34.5% year-over-year increase in the cost of feeder steers at the Oklahoma City National Stockyards (as of March 11, 2024).6 The American Farm Bureau has stated that beef prices may continue to increase into 2025.7 These trends could be further exacerbated by the March 2024 wildfires in the Texas Panhandle, the largest wildfires in Texas history, given that 85% of the state’s cattle population is located within the affected area.8

Texas Roadhouse identifies “Maintaining and/or Improving Restaurant Level Profitability” as a key long-term strategy to grow earnings per share and create shareholder value. Unfortunately, restaurant margins (as a percentage of restaurant and other sales) have continued to decline in recent years, falling to 15.4% in 2023 compared to 15.7% in 2022 and 16.9% in 2021. The Company cites the rising cost of beef as a key contributor to margin erosion as beef accounts for approximately half of the Company’s food and beverage costs.9

2)	The evolving regulatory landscape underscores the importance of a Paris-aligned transition plan to address value chain emissions.

As jurisdictions in which Texas Roadhouse operates continue to strengthen climate-related regulation of the agricultural sector in pursuit of achieving the goals of the Paris Agreement (“Paris”), investors benefit from understanding if and how the Company is planning to reduce its total GHG emissions and align its business with the goals of Paris.

●	Over 130 countries, including the United States, have committed to establish GHG emissions reduction targets for the agriculture sector in support of the Paris Agreement.

At the 2023 United Nations Climate Change Conference (COP28), over 130 countries, including the United States, signed the COP28 UAE Declaration on Sustainable Agriculture, Resilient Food Systems, and Climate Action, formally committing to integrate agriculture and food systems into Nationally Determined Contributions (NDCs) for emission reductions in pursuit of the goals of Paris, as well as to “revisit or orient policies and public support related to agriculture and food systems to…reduce greenhouse gas emissions” by COP30 in 2025.10 It is highly probable that these federal ambitions for the sector will directly impact the commodity producers upon which Texas Roadhouse relies to operate its business profitably.

The integration of agriculture within NDCs may be influenced by the Food & Agriculture Organization of the United Nations (FAO), which recently published the first roadmap to transform global agrifood systems and support food security without breaching Paris’s 1.5oC threshold. One of the roadmap’s ten ‘domains of action’ relates to livestock production,11 including a dedicated report highlighting tangible interventions to reduce emissions from livestock husbandry operations.12 Within the FAO’s roadmap, a key science-based milestone for the livestock industry includes a 25% reduction in sector methane emissions by 2030 (compared to a 2020 baseline).13

[4]	https://climatechange.chicago.gov/climate-impacts/climate-impacts-agriculture-and-food-supply
[5]	https://www.fb.org/news-release/are-record-high-beef-prices-on-the-horizon
[6]	https://www.ers.usda.gov/webdocs/outlooks/108794/ldp-m-357.pdf?v=3840
[7]	https://www.fb.org/news-release/are-record-high-beef-prices-on-the-horizon
[8]	https://www.marketwatch.com/story/the-biggest-wildfire-in-texas-history-highlights-cattle-ranchers-challenges-and-could-push-beef-prices-higher-for-consumers-90f5ca2e
[9]	https://www.sec.gov/Archives/edgar/data/1289460/000155837024001595/txrh-20231226x10k.htm
[10]	https://www.cop28.com/en/food-and-agriculture
[11]	https://www.fao.org/interactive/sdg2-roadmap/en/
[12]	https://www.fao.org/documents/card/en/c/cc9029en
[13]	https://www.fao.org/interactive/sdg2-roadmap/en/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Establishing Paris-aligned GHG emissions reduction targets and engaging suppliers within this context is an effective way for Texas Roadhouse to mitigate material business risks related to evolving regulation.

●	Signed into law in October 2023, the California Climate Related Financial Risk Act requires companies, including Texas Roadhouse, to disclose climate-related financial risks and measures being taken to reduce or adapt to those risks.

The bill defines climate-related financial risk as “material risk of harm to immediate and long-term financial outcomes due to physical and transition risks, including, but not limited to, risks to corporate operations, provision of goods and services, supply chains…shareholder value, consumer demand, and financial markets and economic health.”14

Under the bill, covered issuers must report in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). The recommendations of the TCFD include a description of the impacts from climate-related risks and opportunities on an organization’s business, strategy, and financial planning, “as well as key information from organizations’ plans for transitioning to a low-carbon economy.”

The Supporting Statement explicitly points to the TCFD recommendations as a suggested input for Texas Roadhouse in developing a climate transition plan, better positioning the Company to fulfill its requirements under the California Climate Related Financial Risk Act.

3)	Texas Roadhouse has not adequately responded to significant support (40.4% of votes cast) for a similar proposal at its 2023 Annual General Meeting.

A similar proposal at the Company’s 2023 Annual General Meeting received support from more than 40% of votes cast after the Company outlined its plans for enhanced disclosures within its opposition statement — a signal that a substantial proportion of shareholders felt the proposed approach did not adequately address the financial risks outlined within the proposal. Despite this strong message from shareholders, Texas Roadhouse has not meaningfully expanded its proposed approach, noting in this year’s opposition statement that “we still believe our plan, strategy, and approach is in the best interest of and in alignment with our shareholders’ interests and views.”

Long term investors benefit by understanding how portfolio holdings are adapting business models to align with globally agreed upon emissions reduction pathways. While we recognize the company’s ongoing efforts to enhance GHG emissions disclosure, we note that emissions data is a backwards looking metric. Valuations are forward looking, and therefore details regarding the pace and ambition of the company’s strategy are necessary for investors to make informed investment decisions. Texas Roadhouse lacks a clear, comprehensive strategy to reduce its full value chain emissions footprint in alignment with Paris.

None of the additions to the Company’s 2024 corporate sustainability program outlined in its opposition statement position the Company to fulfill the core ask of our proposal: to disclose to investors if and how it plans to reduce its total GHG emissions and align its business with the Paris Agreement’s goal of limiting global temperature increases to 1.5oC. For example:

[14]	https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB261

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●	The Company’s ongoing materiality assessment appears to lack critical components that would enable management and investors to better understand risk exposure, such as by performing a climate scenario analysis to assess the severity and likelihood of climate-related financial risks under various warming scenarios.
●	Although Texas Roadhouse reports that it “Engage[d] a third-party consultant to discuss ways to reduce Scope 1 and 2 GHG emissions consistent with our operating model” during 2023, it does not state an intent to undertake a similar exercise for Scope 3 emissions. This omission is noteworthy as value chain emissions often represent over 80% of the total footprint for companies in the food sector and would likely be the focus of federal regulation driven by the COP28 UAE Declaration on Sustainable Agriculture, Resilient Food Systems, and Climate Action.[15]
●	The Company’s brief mention of engagement with protein suppliers on emission reduction activities lacks necessary context — such as the scope of ambition within such discussions, or any examples of ongoing partnerships on sustainability initiatives — and thereby fails to provide investors the necessary information to assess the efficacy of financial risk mitigation efforts.

4)	The Company’s opposition statement reveals an approach out of step with peers and investor expectations.

Externally validated science-based emissions reduction targets are a leading indicator for many investors as they ensure an appropriate level of corporate ambition to achieve net zero by 2050 and limit temperature rise to 1.5oC, addressing acute and systemic climate-related financial risks. Within a company, such targets serve as a ‘North Star’ to guide long-term strategy and capital expenditures while promoting accountability.

Over 5,100 global companies have voluntarily set GHG emissions reduction targets validated by the Science Based Targets initiative (SBTi), an indication of the evolving investor expectations for context and clarity within the scope of emissions reduction activities.16 Despite the Company’s assertion that establishing science-based emissions reduction targets “poses substantial reputational, legal, and financial risk,” over 1,370 additional companies have formally committed to establish GHG emissions reduction targets through the SBTi since Texas Roadhouse’s 2023 annual meeting, suggesting that many other companies have determined the benefits far outweigh any theoretical risks.17

Other North American companies in the food sector who have validated near-term GHG reduction targets through the SBTi include but are not limited to: Aramark, Chipotle, McDonalds, Restaurant Brands International, Wendy’s, Yum! Brands, Tyson Foods, Cargill, and Hormel.18

Investors increasingly expect companies to disclose comprehensive climate transition plans that outline pathways to achieve their emissions reduction targets. The proposal’s recommendation to develop such a plan addresses the Company’s concerns regarding the establishment of targets before understanding how such targets would be achieved. Utilizing the established and recognized resources within the Supporting Statement would serve to mitigate the hypothetical reputational, legal, and financial risk referenced by the Company.

We also note within the 2024 proxy statement the absence of certain leading practices for demonstrating effective climate competency on the Board:

[15]	https://engagethechain.org/top-us-food-and-beverage-companies-scope-3-emissions-disclosure-and-reductions#_ftn5
[16]	https://sciencebasedtargets.org/companies-taking-action
[17]	https://sciencebasedtargets.org/target-dashboard
[18]	https://sciencebasedtargets.org/companies-taking-action

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

●	None of the biographies for director nominees include evidence of climate or agricultural experience. Further, none of the nine directors up for election serve on boards of outside companies that have set GHG emissions reduction goals.
●	The Company does not provide evidence of board trainings on climate or agriculture within the “Board Orientation and Continuing Education” section of the proxy, and these topics (or any explicitly related to sustainability) are not included within the director skills matrix.
●	As previously noted, the Company’s ongoing materiality assessment does not appear to include a climate scenario analysis to assess the severity and likelihood of various climate-related financial risks to the business under various warming scenarios, which would be a critical input to inform the Board’s assessment of our proposal.

Conclusion

Climate risk is financial risk. Without clear context around the scale, pace, and rigor of emissions reduction activities, investors are unable to effectively assess how well the Company is managing its climate-related risks, which, in turn, hinders the ability of investors to meet their fiduciary duty to clients by protecting and enhancing value.

The recommended disclosures within the Supporting Statement of the proposal would better position the Company to proactively mitigate an evolving regulatory landscape, while also providing enhanced credibility, transparency, and accountability to its ongoing initiatives.

Despite over 40% of shareholders supporting a similar proposal at the 2023 annual meeting, Texas Roadhouse has yet to fulfill the core ask of the proposal: to describe if and how it plans to reduce its total GHG emissions and align its business with the Paris Agreement’s goal of limiting global temperature increases to 1.5oC.

We urge all shareholders to vote “FOR” Proposal #7.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.